UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

United Energy Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

910900208

(CUSIP Number)

John Shin, Esq.
Silverman Sclar Shin & Byrne PLLC
381 Park Avenue South
New York, NY 10016
(212) 779-8600f

 (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

March 13, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 910900208
SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RONALD WILEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO, PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,756,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,756,000
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,756,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 91090020

Item 1.     Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock, par value $0.01 each (“Common Stock”) of United Energy Corp., a Nevada corporation (the “Issuer”).  The principal executive office of the Issuer is located at 600 Meadowlands Parkway #20, Secaucus, New Jersey 07094.

Item 2.     Identity and Background.

(a) This Statement is being filed by Ronald Wilen.

(b) The address of the Reporting Person is 287 Columbia Terrace, Paramus, New Jersey 07652.

(c) Mr. Wilen is the Chief Executive Officer, President, Secretary and a Director of the Issuer, United Energy Corp. whose address is 600 Meadowlands Parkway #20, Secaucus, New Jersey 07094.

(d) and (e) The Reporting Person has not, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

With respect to the Note and Warrants issued on March 13, 2009, they were purchased from the Issuer with personal funds of the Reporting Person.

With respect to the Options and other Warrants, the Reporting Person received them as compensation from the Issuer.

Item 4.     Purpose of Transaction.

The Reporting Person considers the securities he beneficially owns as personal investments.

The Reporting Person has no present plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

(a)  The Reporting Person beneficially owns 2,756,000 shares of Common Stock, representing 8.7% of the outstanding shares of Common Stock (based upon 31,030,115 shares of Common Stock outstanding as of February 13, 2009, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2008).  Such shares of Common Stock beneficially owned by the Reporting Person include (i) 2,236,000 shares of Common Stock held by the Reporting Person; and (ii) 520,000 shares of Common Stock issuable upon exercise of options and warrants held by the Reporting Person.

CUSIP No. 91090020

(b)  The Reporting Person has the sole power to vote or to direct the vote and to dispose or direct the disposition of all of the securities reported herein.

(c)  With the exception of the granting of warrants to acquire 150,000 shares to Mr. Wilen on February 13, 2009 and the purchase of warrants to acquire 200,000 shares on March 13, 2009 in connection with a loan in the amount of $50,000 to the Issuer, no transactions in the Common Stock were effected by the Reporting Person in the last 60 days.

(d) and (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

The Reporting Person was awarded the following employee stock options by the Issuer:

Number of Options	Exercise Price	Expiration Date
40,000	$0.12	March 15, 2010
10,000	$0.12	January 1, 2011
10,000	$0.12	March 30, 2017
50,000	$0.12	April 16, 2017
10,000	$0.12	March 31, 2018
50,000	$0.12	April 16, 2018

In addition, on February 13, 2008, Mr. Wilen and each of the other directors of the Issuer were granted warrants to acquire 150,000 shares of Common Stock at an exercise price of $0.12 per share.  Such warrants are exercisable for a period of ten years.  The warrants also provide for cashless exercise at the option of the holder.

On March 13, 2009, Mr. Wilen along with two other directors loaned the Issuer $50,000 each and in exchange received a Note and warrants which provide that 66,667 shares are exercisable immediately; 66,667 shares are exercisable commencing from April 2, 2009; and 66,666 derivative securities are exercisable commencing from April 22, 2009; provided, that in the event the Issuer repays in full the $50,000 loan before April 2, 2009, the total number of shares exercisable will be reduced by 133,333 and if the Issuer repays such loan before April 22, 2009, the total number of shares exercisable will be reduced by 66,666.

Item 7.     Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2009

/s/ Ronald Wilen
Ronald Wilen